Stronghold Digital Mining, Inc.
595 Madison Avenue, 28th Floor
New York, New York 10022
February 6, 2024
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Stronghold Digital Mining, Inc.
Registration Statement on Form S-3
Registration No. 333-275901

Ladies and Gentlemen:

Stronghold Digital Mining, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form S-3 (File No. 333-275901), filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2023, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately.

The Company initially filed the Registration Statement pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), dated November 13, 2023, by and between the Company and the selling stockholder named in the Registration Statement (the “selling stockholder”). The Registration Statement registered the sale by the selling stockholder of up to 2,798,590 shares of the Company’s Class A common stock, par value $0.0001 per share, that may be received upon conversion of shares of Series D Convertible Preferred Stock, par value $0.0001 per share, held by the selling stockholder.

The Registration Rights Agreement has been terminated. Therefore, the Company is seeking withdrawal of the Registration Statement because it is no longer required, and does not intend, to pursue the contemplated registration of the securities for resale by the selling stockholder covered by the Registration Statement. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide the Company with a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Company respectfully requests your assistance in this matter.

Yours truly,

Stronghold Digital Mining, Inc.

By:	/s/ Gregory A. Beard
Gregory A. Beard
Chief Executive Officer and Chairman